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                                                                 EXHIBIT (a)(11)


                           [LETTERHEAD OF EG&G, INC.]

FOR IMMEDIATE RELEASE
---------------------
  6 November 1998


                     EG&G TO REFILE PRE-MERGER NOTIFICATION
                IN CONNECTION WITH PROPOSED ACQUISITION OF LUMEN


                     Tender Offer Expiration Date Unchanged


Wellesley, Mass.... EG&G, Inc. (NYSE: EGG) today announced that, in order to provide the Antitrust Division of the Department of Justice with additional time to complete its review of EG&G's proposed acquisition of Lumen Technologies, Inc. (NYSE: LNM), EG&G has withdrawn its original Pre-Merger Notification and Report Form and will submit a new Pre-Merger Notification and Report Form on Friday, November 6, 1998. As a result of the withdrawal and refiling, a new regulatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") will commence today and will expire at 11:59 p.m. Eastern time, on November 21, 1998. The scheduled expiration date of EG&G's tender offer for all of the outstanding common stock of Lumen remains unchanged at 12:00 midnight on November 24, 1998.

The action was taken after the Antitrust Division asked EG&G and Lumen voluntarily to supply certain limited information beyond that required to be filed with the Pre-Merger Notification and Report Form. EG&G and Lumen are in the process of responding to the request and determined that restarting the 15-calendar day waiting period under the HSR Act was the preferable way to provide the Antitrust Division with an opportunity to complete its review. The original waiting period was scheduled to expire at 11:59 p.m. today.

On October 27, 1998, EG&G commenced a cash tender offer for all of the outstanding shares of common stock of Lumen at $7.75 per share. The tender offer is being made pursuant to a previously announced merger agreement between EG&G and Lumen. The offer is conditioned upon, among other things, the tender of at least a majority of the shares of common stock outstanding on a fully-diluted basis (as defined in the merger agreement), and the expiration or earlier termination of the applicable waiting period under the HSR Act. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 24, 1998, unless the offer is extended in accordance with the terms of the merger agreement. Kissel-Blake is acting as the Information Agent in connection with the offer.

EG&G, Inc. is a global technology company that provides complete systems, as well as products to medical, aerospace, semiconductor, photographic and other industries. It delivers skilled support services to government and industrial customers. Based in Wellesley, Massachusetts, EG&G has annual sales of $1.4 billion and about 12,000 employees worldwide.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to


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Purchase and the related Letter of Transmittal. Additional copies of such documents can be obtained by contacting the Information Agent at 1-800-554-7733.


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For further information contact:  Martin A. Reynolds, EG&G, Inc.
                                  Tel. (781) 431-4282